Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management Committee of

Global Cash Access, L.L.C.:

We consent to the use in this Registration Statement of Global Cash Access, L.L.C. on Form S-4 of our report dated February 19, 2004, except for Note 8, as to which the date is February 21, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph on the Company’s adoption of Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets), appearing in the Prospectus, which is a part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

Deloitte & Touche LLP

Las Vegas, Nevada

July 7, 2004